

17010605

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



# Form 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

**Commission file number: 333-83724**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Novo Nordisk Inc. 401(k) Savings Plan
800 Scudders Mill Road
Plainsboro, New Jersey 08536

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

NOVO NORDISK INC. 401(k) SAVINGS PLAN

December 31, 2016 and 2015



Note: Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Novo Nordisk Inc. 401(k) Savings Plan.


EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
111 Wood Avenue South
Iselin, NJ 08830-2700
T 732.243.7000
F 732.951.7400

www.eisneramper.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Participants and Beneficiaries
of the Novo Nordisk Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Novo Nordisk Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years ended December 31, 2016 and 2015. The financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years ended December 31, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2016 have been subjected to audit procedures performed in conjunction with the audits of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule of assets (held at end of year) as of December 31, 2016 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2016 are fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

/s/ EISNERAMPER LLP

Iselin, New Jersey
June 19, 2017

NOVO NORDISK INC. 401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

| | 2016 | 2015 |
|---|---|---|
| Investments, at fair value | | |
| Mutual funds | $ 614,842,954 | $ 549,890,888 |
| Common stock – Novo Nordisk A/S | 185,388,093 | 328,054,247 |
| Common collective trusts | 227,653,467 | 197,460,618 |
| Money market funds | 49,086,320 | 47,852,386 |
| | 1,076,970,834 | 1,123,258,139 |
| Cash | 235,673 | 522,917 |
| Receivable for securities sold | 12,968 | 2,136,127 |
| Dividend withholding tax receivable | 2,142,615 | - |
| Notes receivable from participants | 20,303,550 | 18,683,161 |
| Contributions receivable | | |
| Employer | 762,626 | 1,021,891 |
| Participant | 1,297,529 | 1,202,288 |
| | 2,060,155 | 2,224,179 |
| Net assets available for benefits | $ 1,101,725,795 | $ 1,146,824,523 |

See accompanying notes to financial statements

# NOVO NORDISK INC. 401(k) SAVINGS PLAN
## Statements of Changes in Net Assets Available for Benefits
### For the Years Ended December 31, 2016 and 2015

| | 2016 | 2015 |
|---|---|---|
| (Deductions)/additions to net assets attributed to | | |
| Investment (loss)/income | | |
| Net (depreciation)/appreciation in fair value of investments | $ (68,704,779) | $ 72,058,008 |
| Dividends from Novo Nordisk A/S common stock | 7,935,631 | 4,064,406 |
| Other dividends | 17,747,474 | 24,462,361 |
| Interest | 230,886 | 117,630 |
| | (42,790,788) | 100,702,405 |
| Interest income on notes receivable from participants | 790,676 | 724,543 |
| Contributions | | |
| Participant | 69,967,204 | 67,981,284 |
| Participant rollovers | 11,136,116 | 10,116,970 |
| Employer | 15,273,547 | 14,191,190 |
| | 96,376,867 | 92,289,444 |
| | 54,376,755 | 193,716,392 |
| Deductions from net assets attributed to | | |
| Benefits paid to participants | 99,269,319 | 78,271,037 |
| Administrative expenses | 206,164 | 207,431 |
| | 99,475,483 | 78,478,468 |
| Net (decrease) / increase | (45,098,728) | 115,237,924 |
| Net assets available for benefits, beginning of year | 1,146,824,523 | 1,031,586,599 |
| Net assets available for benefits, end of year | $ 1,101,725,795 | $ 1,146,824,523 |

See accompanying notes to financial statements

Note 1 - Description of Plan

The following description of the Novo Nordisk Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document, as amended, for a more complete description of the Plan's provisions.

General

The Plan is a participant-directed defined contribution plan which was established on January 1, 1983. Companies participating in the Plan include Novo Nordisk Inc. ("NNI"), Novo Nordisk Pharmaceutical Industries, Inc. ("NNPII"), NNE Pharmaplan, Inc. ("NNE"), Novo Nordisk US Bio Production, Inc. ("NNUSBPI"), and Novo Nordisk Research Center Indianapolis, Inc. ("NNRCII") (collectively the "Company"). Furthermore, NNI, the Plan's sponsor, is a wholly-owned subsidiary of Novo Nordisk US Holdings, Inc., which in turn is a wholly-owned subsidiary of Novo Nordisk A/S ("NNAS") which is the ultimate parent company in Denmark.

Eligible employees of the Company are covered by the Plan upon date of hire, except for residents of Puerto Rico, interns, leased employees, temporary employees with less than one year of service and 1,000 hours, employees on assignment from NNAS who are covered under the NNAS pension plan, employees covered under a collective bargaining agreement and nonresident aliens without any U.S. source income (the "Plan participants"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. NNI is the Plan's administrator and, under the terms of the Plan, NNI has delegated its administrative duties to a committee the members of which are the members of the Retirement Committee appointed by the Board of Directors of NNI. The Retirement Committee is in charge of the Plan's administration, oversight and governance responsibilities. Charles Schwab Trust Company, a division of Charles Schwab Bank, is the trustee and custodian of the Plan.

The Plan, and the separate Novo Nordisk Puerto Rico 401(k) Plan (the "PR Plan") which is maintained by NNI for their employees in Puerto Rico, both offer stock of NNAS, whose shares of American Depository Receipts ("ADR's") are publicly traded on the New York Stock Exchange, as an investment option. In November 2008, NNAS filed a Post-Effective Amendment on Form S-8, which amended the Form S-8 originally filed to cover both the Plan and the PR Plan.

Participant Contributions

Participants may contribute up to 50% of their annual compensation on a before-tax basis and 15% on an after-tax basis. In addition, participants may make rollover contributions from other qualified plans. Participants age 50 or older may elect to make catch-up contributions to the Plan. The maximum catch-up contribution in 2016 and 2015 is $6,000 per year. In no event may the participant's before-tax and after-tax contributions exceed the statutory limitations imposed by the Internal Revenue Code (the "Code").

All employees are automatically enrolled into the Plan and their compensation, as determined under the Plan, is automatically reduced by a designated percentage on a pre-tax basis, which is deemed to be the participants' salary reduction contribution election. Effective July 2016 the automatic contribution rate for employees automatically enrolled in the Plan was increased to 4% from 2% and is imposed unless the employee elects a different rate.

Note 1 - Description of Plan (continued)

Participants' salary deferral elections are automatically increased by 1% each April 1st if such contributions are less than 6% of compensation. The purpose of this automatic increase is solely to encourage employees to save for their retirement. Participants can also opt out of this automatic escalation election at any time. Participants who opt out of the automatic escalation feature or contribute 0% to the Plan are re-enrolled annually at the 4% contribution level, which continues to be subject to the automatic escalation feature on a go forward basis unless the Participant opts out each year.

Company Contributions

The Company can make three different types of retirement contributions: basic, matching and discretionary. The Company makes basic retirement contributions which represent 8% of participants' eligible annual compensation for eligible employees of NNPII, NNE, and NNUSBPI. The basic 8% Company contribution for NNI and NNRCII employees are made to the Novo Nordisk Inc. Money Purchase Plan, a separate qualified retirement plan. The Company makes matching contributions in cash for all eligible participants equal to 50% of the first 2% of the eligible participants' pre-tax or Roth 401(k) contributions as long as the eligible participants are contributing at least 2% of their eligible annual compensation. Additionally, the Company may elect to make discretionary profit sharing contributions. No discretionary profit sharing contributions were made by the Company to the Plan for the years ended December 31, 2016 and 2015.

Participant Accounts

Participant accounts are credited with their contributions including earnings, and allocations of Company contributions and related earnings. An allocation of administrative expenses incurred and paid by the Plan is charged to participant accounts. Expense allocations are based on participant earnings or account balances, as defined. Participant withdrawals and distributions are limited to the participant's total vested account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Vesting Benefits and Forfeitures

Participants are 100% vested in their own contributions plus earnings thereon. Vesting in the Company's basic, matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is as follows:

| Years of Service | Vesting % |
|---|---|
| Less than 1 | 0 |
| 1 | 33 |
| 2 | 66 |
| 3 or more | 100 |

Forfeited non-vested Company basic, matching and discretionary contributions may be used to reduce future Company contributions, to pay Plan expenses or to reinstate account balances for rehired employees in accordance with the terms of the Plan. During the years ended December 31, 2016 and 2015, forfeitures of approximately $845,000 and $1,032,000, respectively, were used to offset contributions. There were no forfeitures used to offset Plan expenses for the years ended December 31, 2016 and 2015.

Note 1 - Description of Plan (continued)

Forfeited non-vested Company basic, matching and discretionary contributions available at December 31, 2016 and 2015 were approximately $37,000 and $374,000, respectively.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Under the terms of the Plan, participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 as determined in accordance with the Plan. Loan terms range from one to five years; however, terms may be up to fifteen years for the purchase of a primary residence. The loans are secured by 50% of the participants' account balance. As of December 31, 2016 and 2015, the outstanding loans' interest rates range from 4.25% to 9.25%. Rates are commensurate with market rates for similar loans at issue date. Principal and interest are paid ratably through payroll deductions. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan agreement.

Payment of Benefits

Participants shall be entitled to receive the vested interest in their accounts on retirement (normal or late, as determined under the Plan), death or separation from service. Distribution shall be made in a single lump sum payment in cash or property allocated to the participants' accounts. In addition, participants may receive pre-retirement distributions of the vested interest in their accounts at age 59½.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Note 2 - Summary of Significant Accounting Policies (continued)

Administrative Expenses

The Plan's administrative expenses, such as bookkeeping, legal, and audit fees, as well as other reasonable expenses as permitted by the Plan document, collectively known as Plan expenses, are paid by the Plan and the Company.

The Company's service agreement with Schwab Retirement Plan Services, Inc. ("Schwab"), the Plan's recordkeeper, reflects a minimum basis point requirement whereby, should the recordkeeper fees charged by Schwab on an annual basis exceed a minimum required basis point amount, as defined in the service agreement, Schwab will credit the excess amount to the Plan in the form of a Reduction in Compensation Account ("ERISA account"). The balance plus earnings in the ERISA account can be used to pay Plan expenses, as directed by the Company, or it can be credited to Plan participants. The ERISA account balances as of December 31, 2016 and 2015 were approximately $141,000 and $253,000, respectively. Amounts credited as an excess amount to the ERISA account were approximately $470,000 and $430,000 for the years ended December 31, 2016 and 2015, respectively, and are recorded as a component of net (depreciation)/appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits. The total amounts paid out of the ERISA account for payment of recordkeeping and other fees in 2016 and 2015 were approximately $31,000 and $66,000, respectively. During the years ended December 31, 2016 and 2015, approximately $551,000 and $459,000 respectively, was credited to eligible participant accounts from the ERISA account, as approved by the Retirement Committee.

Note 3 - Fair Value Measurements

FASB's Accounting Standards Codification Topic 820 "Fair Value Measurements and Disclosures" (ASC 820), established a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value in order to maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of measurements are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Inputs to the valuation methodology include (1) quoted prices in active markets for similar assets or liabilities; (2) quoted prices in inactive markets for identical or similar assets or liabilities; (3) inputs other than quoted prices that are observable for the assets or liabilities; or (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Note 3 - Fair Value Measurements (continued)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following describe the valuation methods used for investment assets measured at fair value.

*Common stock* – Valued at the closing price reported on the active market on which the individual securities are traded.

*Mutual funds* – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

*Money market funds* – Valued at face value, which approximates fair value.

*Common/collective trust funds* – Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, the Plan believes its valuation methods are appropriate and consistent with other market participants; however, the use of different valuation methods and assumptions could result in a different fair value measurement for certain financial instruments at the reporting date. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Note 3 - Fair Value Measurements (continued)

The following table presents the Plan's investment assets measured at fair value as of:

| December 31, 2016 | Level 1 | Total |
|---|---|---|
| Mutual funds | $ 614,842,954 | $ 614,842,954 |
| Common stock | 185,388,093 | 185,388,093 |
| Money market funds | 49,086,320 | 49,086,320 |
| Total investment assets in the fair value hierarchy | 849,317,367 | 849,317,367 |
| Investments measured at net asset value[1] | - | 227,653,467 |
| Total investment assets at fair value | $ 849,317,367 | $ 1,076,970,834 |

| December 31, 2015 | Level 1 | Total |
|---|---|---|
| Mutual funds | $ 549,890,888 | $ 549,890,888 |
| Common stock | 328,054,247 | 328,054,247 |
| Money market funds | 47,852,386 | 47,852,386 |
| Total investment assets in the fair value hierarchy | 925,797,521 | 925,797,521 |
| Investments measured at net asset value[1] | - | 197,460,618 |
| Total investment assets at fair value | $ 925,797,521 | $ 1,123,258,139 |

1. In accordance with FASB ASC 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The Plan did not have any investments in Level 2 or 3 as of December 31, 2016 and 2015.

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

For the years ended December 31, 2016 and 2015, there were no transfers in or out of Levels 1, 2 or 3.

Note 3 - Fair Value Measurements (continued)

Net Asset Value ("NAV") per Share

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2016 and 2015, respectively.

| | Fair Value | Unfunded Commitments | Redemption Frequency | Other Redemption Restrictions | Redemption Notice Period |
|---|---|---|---|---|---|
| As of December 31, 2016: | | | | | |
| Common/Collective Trust Funds[1] | $227,653,467 | None | Immediate | None | See Below |
| As of December 31, 2015: | | | | | |
| Common/Collective Trust Funds[1] | $197,460,618 | None | Immediate | None | See Below |

1. The common/collective trust funds consist of investments in the Schwab Managed Retirement Trust ("SMRT") Funds. These funds (with the exception of the SMRT Fund Income) are designed to be a comprehensive investment option and seek to provide total return for investors retiring approximately at or near the target retirement date in the respective fund name, i.e., SMRT Fund 2010, 2015, 2020, 2025, etc. SMRT Fund Income seeks to provide return for investors near or in retirement.

   The assets in the SMRT Funds are diversified across a variety of asset classes including, but not limited to, large cap equities, mid cap equities, international equities, fixed income, global real estate (REITs), commodities, intermediate-term bond, short-term bond, cash equivalents and inflation-protected bond (U.S. TIPS). Assets are allocated to a combination of underlying Schwab Institutional Trust Funds and non-proprietary unitized accounts and collective trust and mutual funds.

   The SMRT Funds are valued each business day at their Net Asset Values that are calculated daily by Charles Schwab Bank, the trustee and the investment sponsor of the fund. The values of SMRT Funds will fluctuate up to and after the target retirement dates.

   Per the Declaration of Trust, there is a 30-day notice requirement for a complete liquidation of a plan from a fund.

Redemption Restrictions

Certain mutual funds impose a trading policy including the right to put a trade block on the account to restrict purchasing back into the funds for 28 days, 30 days or 60 days. The restrictions are used to discourage short term or excessive trading including market timing activity; however, these trading policies do not affect shareholders' rights to redeem shares of the mutual funds.

Note 4 - Income Tax Status

The Plan, as amended and restated effective as of January 1, 2012, received a favorable tax determination letter from the IRS dated March 15, 2013, replacing the prior favorable determination letter dated January 15, 2009, which provides that the Plan and the related trust qualify under the provisions of Section 401(a) of the Code and therefore, are exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended since receiving the tax determination letter. The Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Code and, therefore, is exempt from federal income taxes under the provisions of the Code.

Note 4 - Income Tax Status (continued)

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator believes the Plan has not taken nor is expected to take any uncertain positions that would require recognition of a liability or disclosure in the Plan's financial statements as of December 31, 2016 and 2015. The Plan is subject to routine audits by taxing authorities.

On or about March 10, 2016, the Plan received a request from Novo Nordisk A/S (the "Issuer") to comply with an audit request by the Danish Tax Authority ("SKAT") to provide to SKAT documentation to support the Plan's claim for a withholding tax exemption related to the dividends received by the Plan, amounting to approximately $4,064,406, from the Issuer for the 6,132,931 shares of NNAS ADR's held in the Plan on March 23, 2015, the record date. The Company submitted the required documentation to SKAT during 2016 and received confirmation in February 2017 that the audit has been completed with no adjustments.

Commencing with the Plan's 2016 year, SKAT also changed its process for organizations exempt from these withholding taxes to apply for a refund. Under the new procedure additional information needs to be provided to SKAT with the refund application. During the year ended December 31, 2016, Novo Nordisk A/S paid $2,142,615 of withholding taxes to SKAT for dividends declared relating to shares of Novo Nordisk A/S shares held by the Plan, which is a U.S. entity exempt from such withholding tax. The Plan is currently in the process of filing for a refund of this withholding tax with SKAT. The Plan has recorded the $2,142,615 as dividend income during the year ended December 31, 2016 in the statement of changes in net assets available for benefits with a corresponding dividend receivable in the statement of net assets available for benefits.

Note 5 - Related Party and Party-in-Interest Transactions

Certain Plan investments are managed by Charles Schwab Trust Company ("Charles Schwab"), a division of Charles Schwab Bank, who is the trustee and custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2016 and 2015, the total fair value of investments managed and held by Charles Schwab amounted to $405,707,289 and $357,047,616, respectively. Fees paid by the Plan to Charles Schwab for Plan expenses amounted to $119,291 and $110,470 for the years ended December 31, 2016 and 2015, respectively. Schwab Retirement Plan Services is the recordkeeper of the Plan. Furthermore, Schwab Retirement Plan Services and Charles Schwab Bank are affiliated companies under Charles Schwab & Co.

Novo Nordisk Inc. is the Plan sponsor and the Plan administrator. Novo Nordisk A/S is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Novo Nordisk A/S common stock transactions qualify as party-in-interest transactions. As of December 31, 2016 and 2015, the fair value of investments in Novo Nordisk A/S common stock was $185,388,093 and $328,054,247, respectively.

Note 6 - Risks and Uncertainties

The Plan provides for various investment options in a combination of diversified funds including Company stock. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Volatility in the financial markets may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments reported at December 31, 2016 and 2015 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Note 7 - Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are allowable under Section 12b-1 of the Investment Company Act of 1940. Those fees may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

Note 8 - Plan Termination

Although no intention to do so has been expressed, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon full or partial termination of the Plan, unvested funds in the affected participants' accounts shall become 100% vested and shall not thereafter be subject to forfeiture.

Note 9 - Delinquent Participant Contributions

The Company has reported on Form 5330, late participant contributions (including participant loan repayments) of $229,769 and $77 for the years ended December 31, 2016 and 2015, respectively. Lost earnings of $133 related to late participant contributions of $229,769 for the year ended December 31, 2016, was corrected and funded by December 2016, and accordingly is disclosed on Form 5330 for the year ended December 31, 2016.

Note 10 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2016 and 2015, to Form 5500:

| | 2016 | 2015 |
|---|---|---|
| Net assets available for benefits per the financial statements | $ 1,101,725,795 | $ 1,146,824,523 |
| Less: Amounts allocated to withdrawing participants | | |
| Cash | 146,019 | 182,794 |
| Receivable for securities sold | 12,968 | 2,136,126 |
| | 158,987 | 2,318,920 |
| Net assets available for benefits per the Form 5500 | $ 1,101,566,808 | $ 1,144,505,603 |

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2016, to Form 5500:

| | |
|---|---|
| Benefits paid to participants per the financial statements | $ 99,269,319 |
| Add: Amounts allocated to withdrawing participants at December 31, 2016 | 158,987 |
| Less: Amounts allocated to withdrawing participants at December 31, 2015 | (2,318,920) |
| Benefits paid to participants per Form 5500 | $ 97,109,386 |

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2015, to Form 5500:

| | |
|---|---|
| Benefits paid to participants per the financial statements | $ 78,271,037 |
| Add: Amounts allocated to withdrawing participants at December 31, 2015 | 2,318,920 |
| Benefits paid to participants per Form 5500 | $ 80,589,957 |

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but not yet paid as of that date.

Note 11 – Subsequent Events

The Plan was amended effective January 1, 2017, whereby each participant who is contributing less than a total of 10% of compensation with employee savings and employee after-tax Roth 401(k) contributions (excluding all employee after-tax and catch-up contributions) shall automatically have their employee savings contributions increased by 1% on each April 1.

Note 11 – Subsequent Events (continued)

The Plan was also amended effective April 1, 2017 whereby participants may not direct more than twenty percent of their future contributions into Novo Nordisk A/S common stock. Participants whose balance is in excess of twenty percent will not be permitted to transfer existing balances, including rollover contributions, into Novo Nordisk A/S common stock nor will participants be able to retain a percentage greater than twenty percent when initiating account rebalances.

NOVO NORDISK INC. 401(k) SAVINGS PLAN
Plan #001
Employer ID #06-1061602
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2016

| Identity of Issuer, Borrower, Lessor or Similar Party | | Description of Investment | Cost | | Fair Value |
|---|---|---|---|---|---|
| Schwab S&P 500 Index Fund | * | Mutual Fund | ** | $ | 128,967,501 |
| T. Rowe Price Blue Chip | | Mutual Fund | ** | | 89,958,628 |
| Schwab Managed Ret 2040 CL III | * | Common collective trust fund | ** | | 83,379,891 |
| Columbia Mid Cap Index Z | | Mutual Fund | ** | | 67,997,163 |
| Columbia Dividend Income CLZ | | Mutual Fund | ** | | 63,370,044 |
| Europacific Growth R6 | | Mutual Fund | ** | | 44,258,811 |
| Schwab Managed Ret 2030 CL III | * | Common collective trust fund | ** | | 53,161,890 |
| Del Small Cap Val A | | Mutual Fund | ** | | 45,398,765 |
| Wells Fargo Core Bond Inst | | Mutual Fund | ** | | 29,641,984 |
| Schwab Managed Ret 2050 CL III | * | Common collective trust fund | ** | | 34,159,691 |
| Franklin U.S. Govt Securities Adv | | Mutual Fund | ** | | 27,865,066 |
| Vanguard Total Int'l Stk Idx ADM | | Mutual Fund | ** | | 27,046,119 |
| DFA Intl. Small Company | | Mutual Fund | ** | | 24,541,556 |
| Vanguard Total Bnd Mkt Idx ADM | | Mutual Fund | ** | | 26,883,518 |
| Columbia Small Cap Index Z | | Mutual Fund | ** | | 31,169,831 |
| Schwab Managed Ret 2020 CL III | * | Common collective trust fund | ** | | 16,879,917 |
| Schwab Managed Ret 2035 CL III | * | Common collective trust fund | ** | | 14,691,176 |
| Schwab Managed Ret 2025 CL III | * | Common collective trust fund | ** | | 10,196,880 |
| Schwab Managed Ret 2045 CL III | * | Common collective trust fund | ** | | 10,497,057 |
| American Beacon SMCP Grth Instl | | Mutual Fund | ** | | 7,743,968 |
| Schwab Managed Ret Income III | * | Common collective trust fund | ** | | 1,929,718 |
| Schwab Managed Ret 2015 CL III | * | Common collective trust fund | ** | | 1,542,985 |
| Schwab Managed Ret 2010 CL III | * | Common collective trust fund | ** | | 1,214,262 |
| Schwab U.S. Treasury | * | Money Market Fund | ** | | 88,336 |
| Schwab Ret Govmnt Money Fund | | Money Market Fund | ** | | 48,997,984 |
| Novo Nordisk A/S | * | Common Stock | ** | | 185,388,093 |
| | | | | | 1,076,970,834 |
| Notes receivable from participants | * | Loan (4.25% - 9.25% and maturities through 2031) | | | 20,303,550 |
| | | | | $ | 1,097,274,384 |

* Party-in-interest, as defined by ERISA

** Cost information not required for participant-directed investments

NOVO NORDISK INC. 401(k) SAVINGS PLAN
Plan #001
Employer ID #06-1061602
Schedule H, Line 4a
Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2016

| | Total that Constitute Nonexempt Prohibited Transactions | | | |
|---|---|---|---|---|
| Participant Contributions Transferred Late to Plan | Contributions Not Corrected | Contributions Corrected Outside VFCP | Contributions Pending Correction in VFCP | Total Fully Corrected Under VFCP and PTE 2002-51 |
| (x) | $0 | $229,769 (a) | $0 | $0 |

(x) Late participant loan repayments are included in the late participant contributions.
(a) Amount related to late participant contributions for the year ended December 31, 2016, which was corrected in 2016

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the incorporation by reference in the Registration Statement of Novo Nordisk A/S on Form S-8 (No. 333-83724) of our report dated June 19, 2017 on our audits of the financial statements of the Novo Nordisk Inc. 401(k) Savings Plan as of December 31, 2016 and 2015, and for each of the years then ended, and of the supplemental schedules of the Novo Nordisk Inc. 401(k) Savings Plan as of December 31, 2016 and for the year ended December 31, 2016, which report is included in this Annual Report on Form 11-K to be filed on or about June 19, 2017.

EisnerAmper LLP

/s/ EISNERAMPER LLP

Iselin, New Jersey
June 19, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Novo Nordisk Inc. 401(k) Savings Plan

By: 

Lars Green
Senior Vice President of Finance & Operations

Dated: June 19, 2017